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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934



                               TravelNow.com, Inc.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   89490A 10 7
                                  -------------
                                 (CUSIP Number)


                             Jeff Wasson, President
                               TravelNow.com, Inc.
                        318 Park Central East, Suite 418
                           Springfield, Missouri 65806
                          (417) 864-3600 Extension 127
                         ------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 2000
                               -------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8949A 10 7

1)       Name and Social Security Number of Reporting Person
         Ross Summers   S.S.N.: ###-##-####

2)       Check the Appropriate Box if                         (a)      ( x )
         a Member of a Group
                                                              (b)      (   )

3)       SEC Use Only

4)       Source of Funds
         Not applicable

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

6)       Citizenship or Place of Organization
         United States of America

                  7)       Sole Voting Power
                                509,502

  Number of       8)       Shared Voting Power
   Shares                       -0-
Beneficially
  Owned by        9)       Sole Dispositive Power
    the                         509,502
 Reporting
Person with:      10)      Shared Dispositive Power
                                -0-

11)      Aggregate Amount Beneficially Owned
         by the Reporting Person
         4,450,304

12)      Check Box if the Aggregate Amount in
         Row (11) Excludes Certain Shares | |

13)      Percent of Class Represented by Amount in Row (11)
         40.9%

14)      Type of Reporting Person
         IN

CUSIP No. 8949A 10 7

1)       Name and Social Security Number of Reporting Person
         Marvin McDaniel   S.S.N.: ###-##-####

2)       Check the Appropriate Box if                         (a)      ( x )
         a Member of a Group
                                                              (b)      (   )

3)       SEC Use Only

4)       Source of Funds
         Not applicable

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

6)       Citizenship or Place of Organization
         United States of America

                  7)       Sole Voting Power
                                209,533

  Number of       8)       Shared Voting Power
   Shares                       - 0 -
Beneficially
  Owned by        9)       Sole Dispositive Power
    the                         209,533
 Reporting
Person with:      10)      Shared Dispositive Power
                                - 0 -

11)      Aggregate Amount Beneficially Owned
         by the Reporting Person
         4,450,304

12)      Check Box if the Aggregate Amount in
         Row (11) Excludes Certain Shares [ ]


13)      Percent of Class Represented by Amount in Row (11)
         40.9%

14)      Type of Reporting Person
         IN

CUSIP No. 8949A 10 7

1)       Name and Social Security Number of Reporting Person
         Donna McDaniel   S.S.N.: ###-##-####

2)       Check the Appropriate Box if                         (a)      ( x )
         a Member of a Group
                                                              (b)      (   )

3)       SEC Use Only

4)       Source of Funds
         Not applicable

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

6)       Citizenship or Place of Organization
         United States of America

                  7)       Sole Voting Power
                                209,532

  Number of       8)       Shared Voting Power
   Shares                       - 0 -
Beneficially
  Owned by        9)       Sole Dispositive Power
    the                         209,532
 Reporting
Person with:      10)      Shared Dispositive Power
                                - 0 -

11)      Aggregate Amount Beneficially Owned
         by the Reporting Person
         4,450,304

12)      Check Box if the Aggregate Amount in
         Row (11) Excludes Certain Shares [ ]


13)      Percent of Class Represented by Amount in Row (11)
         40.9%

14)      Type of Reporting Person
         IN

CUSIP No. 8949A 10 7

1)       Name and Social Security Number of Reporting Person
         Jamie Coppedge   S.S.N.: ###-##-####

2)       Check the Appropriate Box if                         (a)      ( x )
         a Member of a Group
                                                              (b)      (   )

3)       SEC Use Only

4)       Source of Funds
         Not applicable

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

6)       Citizenship or Place of Organization
         United States of America

                  7)       Sole Voting Power
                                133,250

  Number of       8)       Shared Voting Power
   Shares                       - 0 -
Beneficially
  Owned by        9)       Sole Dispositive Power
    the                         133,250
 Reporting
Person with:      10)      Shared Dispositive Power
                                - 0 -

11)      Aggregate Amount Beneficially Owned
         by the Reporting Person
         4,450,304

12)      Check Box if the Aggregate Amount in
         Row (11) Excludes Certain Shares [ ]

13)      Percent of Class Represented by Amount in Row (11)
         40.9%

14)      Type of Reporting Person
         IN

CUSIP No. 8949A 10 7

1)       Name and Social Security Number of Reporting Person
         Chris Lynch   S.S.N.: ###-##-####

2)       Check the Appropriate Box if                         (a)      ( x )
         a Member of a Group
                                                              (b)      (   )

3)       SEC Use Only

4)       Source of Funds
         Not applicable

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

6)       Citizenship or Place of Organization
         United States of America

                  7)       Sole Voting Power
                                133,250

  Number of       8)       Shared Voting Power
   Shares                       - 0 -
Beneficially
  Owned by        9)       Sole Dispositive Power
    the                         133,250
 Reporting
Person with:      10)      Shared Dispositive Power
                                - 0 -

11)      Aggregate Amount Beneficially Owned
         by the Reporting Person
         4,450,304

12)      Check Box if the Aggregate Amount in
         Row (11) Excludes Certain Shares [ ]

13)      Percent of Class Represented by Amount in Row (11)
         40.9%

14)      Type of Reporting Person
         IN

CUSIP No. 8949A 10 7

1)       Name and Social Security Number of Reporting Person
         William Perkin   S.S.N.: ###-##-####

2)       Check the Appropriate Box if                         (a)      ( x )
         a Member of a Group
                                                              (b)      (   )

3)       SEC Use Only

4)       Source of Funds
         Not applicable

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

6)       Citizenship or Place of Organization
         United States of America

                  7)       Sole Voting Power
                                106,601

  Number of       8)       Shared Voting Power
   Shares                       - 0 -
Beneficially
  Owned by        9)       Sole Dispositive Power
    the                         106,601
 Reporting
Person with:      10)      Shared Dispositive Power
                                - 0 -

11)      Aggregate Amount Beneficially Owned
         by the Reporting Person
         4,450,304

12)      Check Box if the Aggregate Amount in
         Row (11) Excludes Certain Shares [ ]

13)      Percent of Class Represented by Amount in Row (11)
         40.9%

14)      Type of Reporting Person
         IN

CUSIP No. 8949A 10 7

1)       Name and Social Security Number of Reporting Person
         H. Whit Ehrler   S.S.N.: ###-##-####

2)       Check the Appropriate Box if                         (a)      ( x )
         a Member of a Group
                                                              (b)      (   )

3)       SEC Use Only

4)       Source of Funds
         Not applicable

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

6)       Citizenship or Place of Organization
         United States of America

                  7)       Sole Voting Power
                                173,334

  Number of       8)       Shared Voting Power
   Shares                       - 0 -
Beneficially
  Owned by        9)       Sole Dispositive Power
    the                         173,334
 Reporting
Person with:      10)      Shared Dispositive Power
                                - 0 -

11)      Aggregate Amount Beneficially Owned
         by the Reporting Person
         4,450,304

12)      Check Box if the Aggregate Amount in
         Row (11) Excludes Certain Shares [ ]

13)      Percent of Class Represented by Amount in Row (11)
         40.9%

14)      Type of Reporting Person
         IN

CUSIP No. 8949A 10 7

1)       Name and Social Security Number of Reporting Person
         Christopher Kuhn   S.S.N.: ###-##-####

2)       Check the Appropriate Box if                         (a)      ( x )
         a Member of a Group
                                                              (b)      (   )

3)       SEC Use Only

4)       Source of Funds
         Not applicable

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

6)       Citizenship or Place of Organization
         United States of America

                  7)       Sole Voting Power
                                53,333

  Number of       8)       Shared Voting Power
   Shares                       - 0 -
Beneficially
  Owned by        9)       Sole Dispositive Power
    the                         53,333
 Reporting
Person with:      10)      Shared Dispositive Power
                                - 0 -

11)      Aggregate Amount Beneficially Owned
         by the Reporting Person
         4,450,304

12)      Check Box if the Aggregate Amount in
         Row (11) Excludes Certain Shares [ ]

13)      Percent of Class Represented by Amount in Row (11)
         40.9%

14)      Type of Reporting Person
         IN

Item 1. Security and Issuer

     This Statement on Schedule 13D relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of TravelNow.com, Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 318 Park Central East, Suite 418, Springfield, Missouri 65806.

Item 2. Identity and Background

     This Statement on Schedule 13D is being filed jointly on behalf of Ross Summers ("Mr. Summers"), Marvin McDaniel ("Mr. McDaniel"), Donna McDaniel ("Ms. McDaniel"), Jamie Coppedge ("Mr. Coppedge"), Chris Lynch ("Mr. Lynch"), William Perkin ("Mr. Perkin"), H. Whit Ehrler ("Mr. Ehrler"), and Christopher Kuhn ("Mr. Kuhn"). In this Schedule 13D, such persons are sometimes referred to collectively as the "Filing Persons" and individually as a "Filing Person." Each of the Filing Persons is a U.S. Citizen.

     Mr. Summers is Vice President and General Manager of the Company. The business address of Mr. Summers and the Company is 318 Park Central East, Suite 418, Springfield, Missouri 65806.

     Mr. McDaniel is Vice President of Travel Services of the Company. The business address of Mr. McDaniel and the Company is 318 Park Central East, Suite 418, Springfield, Missouri 65806.

     Ms. McDaniel is a retired bookkeeper. The address of Ms. McDaniel is 3127 South Patterson Avenue, Springfield, Missouri 65804.

     Mr. Coppedge is Director of Technical Operations for the Company. The business address of Mr. Coppedge and the Company is 318 Park Central East, Suite 418, Springfield, Missouri 65806.

     Mr. Lynch is Director of Core Development for the Company. The business address of Mr. Lynch and the Company is 318 Park Central East, Suite 418, Springfield, Missouri 65806.

     Mr. Perkin is the Chief Executive Officer of Eclectic Enterprises, a business to business internet company that does business as Way2Bid.com. The business address of Mr. Perkin, and Eclectic Enterprises is 3343 East Montclair, Springfield, Missouri 65804.

     Mr. Ehrler is Vice President and Chief Financial Officer of the Company. The business address of Mr. Ehrler and the Company is 318 Park Central East, Suite 418, Springfield, Missouri 65806.

     Mr. Kuhn is Vice President and Chief Information Officer of the Company. The business address of Mr. Kuhn and the Company is 318 Park Central East, Suite 418, Springfield, Missouri 65806.

     During the last five years, none of the Filing Persons (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Information with respect to each of the Filing Persons is given solely by such Filing Person, and no Filing Person assumes responsibility for the accuracy or completeness of information given by another Filing Person.

     Jeffery A. Wasson ("Mr. Wasson") and Jerry Rutherford ("Mr. Rutherford") have also signed the Agreement (as defined below). Accordingly, Mr. Wasson and Mr. Rutherford may be deemed to be members of a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

     Mr Wasson is the Chief Executive Officer of the Company. The business address of Mr. Wasson and the Company is 318 Park Central East, Suite 418, Springfield, Missouri 65806.

     Mr. Rutherford is the owner of ERA Rutherford Realtors. The business address of Mr Rutherford is 3322 South Campbell Avenue, Suite BB, Springfield, Missouri 65807.

     During the last five years, neither Mr. Wasson nor Mr. Rutherford has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Wasson and Mr. Rutherford are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     The information regarding the amount of funds used by each Filing Person to acquire the shares of Common Stock beneficially owned by is provided in the table included as Exhibit 1 of this Schedule, and is incorporated by reference in this Item 3. Unless otherwise indicated in the table, the source of each amount was the personal funds of the Filing Person.

Item 4. Purpose of Transaction

     The Filing Persons are filing this statement on Schedule 13D because they have signed a Letter Agreement (the "Agreement") which provides that the Filing Persons will hold their Common Stock and will not vote or dispose of their Common Stock in any transaction not approved by the Board of Directors of the Company. Accordingly, the Filing Persons may be deemed to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. The purpose of the Agreement is to enable the Board of Directors to enhance the long-term value of the Common Stock.

Item 5. Interest in Securities of the Issuer

     As of December 18, 2000, based on information provided by the Company, there were 10,872,909 outstanding shares of Common Stock. The Filing Persons, along with Mr. Wasson and Mr. Rutherford, may be deemed to share beneficial ownership of 4,450,304 shares of Common Stock, representing 40.9% of the Common Stock outstanding.

     The individual holdings of Common Stock by the Filing Persons are provided in a table included in Exhibit 1 to this Schedule and are incorporated by reference in this Item 5.

     On November 22, 2000, Mr. Summers purchased 1,000 shares of Common Stock from an unaffiliated party for $1.968 per share.

     On December 1, 2000, Mr. Wasson sold 53,333 shares of Common Stock to Mr. Summers; 53,333 shares to Mr. Kuhn; 66,667 shares to Mr. Ehrler; and 30,667 shares to an unaffiliated party. All of these sales were at $0.75 per share.

     On December 1, 2000, Mr. Summers purchased 53,333 shares of Common Stock from Mr. Wasson for $1.00 per share.

     On December 1, 2000, Mr. Kuhn purchased 53,333 shares of Common Stock from Mr. Wasson for $1.00 per share.

     On December 1, 2000, Mr. Ehrler purchased 66,667 shares of Common Stock from Mr. Wasson for $1.00 per share.

     On December 22, 2000, Mr. Rutherford sold 50,000 shares of Common Stock to Mr. Ehrler for $1.00 per share.

     On December 22, 2000, Mr. Ehrler purchased 50,000 shares of Common Stock from Mr. Rutherford for $1.00 per share. On December 26, 2000, Mr. Ehrler sold 10,000 of these shares of Common Stock to an unaffiliated party for $1.00 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Filing Persons have signed an Agreement, dated December 18, 2000, which provides that, until at least April 30, 2001, the Filing Persons will not vote in favor of or dispose of their Common Stock in any transaction not approved by the Board of Directors of the Company.

Item 7. Material to Be Filed as Exhibits

     Exhibit 1 --   Exhibit or Table summarizing the holdings of the Filing
                    Persons

     Exhibit 2 --   Letter Agreement between various officers, directors and
                    employees of the Company, signed December 18, 2000.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2000
------------------------------------------------------------------------------
Date

/s/ Ross Summers
------------------------------------------------------------------------------

Ross Summers
------------------------------------------------------------------------------
Name/Title


December 29, 2000
------------------------------------------------------------------------------
Date

/s/ Marvin McDaniel
------------------------------------------------------------------------------

Marvin McDaniel
-----------------------------------------------------------------------------
Name/Title


December 29, 2000
------------------------------------------------------------------------------
Date

/s/ Donna McDaniel
------------------------------------------------------------------------------

Donna McDaniel
------------------------------------------------------------------------------
Name/Title


December 29, 2000
------------------------------------------------------------------------------
Date

/s/ Jamie Coppedge
------------------------------------------------------------------------------

Jamie Coppedge
------------------------------------------------------------------------------
Name/Title


December 29, 2000
------------------------------------------------------------------------------
Date

/s/ Chris Lynch
------------------------------------------------------------------------------

Chris Lynch
------------------------------------------------------------------------------
Name/Title

December 29, 2000
------------------------------------------------------------------------------
Date

------------------------------------------------------------------------------

William Perkin
------------------------------------------------------------------------------
Name/Title


December 29, 2000
------------------------------------------------------------------------------
Date

/s/ H. Whit Ehrler
------------------------------------------------------------------------------

H. Whit Ehrler
------------------------------------------------------------------------------
Name/Title


December 29, 2000
------------------------------------------------------------------------------
Date

/s/ Christopher Kuhn
------------------------------------------------------------------------------

Christopher Kuhn
------------------------------------------------------------------------------
Name/Title

                                    EXHIBIT 1
                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of TravelNow.com, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 29, 2000.

                                        /s/ Jeffrey A. Wasson
                                        ------------------------------
                                        Jeffrey A. Wasson

                                        /s/ Jerry Rutherford
                                        ------------------------------
                                        Jerry Rutherford

                                        /s/ Ross Summers
                                        ------------------------------
                                        Ross Summers

                                        /s/ Marvin McDaniel
                                        ------------------------------
                                        Marvin McDaniel

                                        /s/ Donna McDaniel
                                        ------------------------------
                                        Donna McDaniel

                                        /s/ Jamie Coppedge
                                        ------------------------------
                                        Jamie Coppedge

                                        /s/ Chris Lynch
                                        ------------------------------
                                        Chris Lynch

                                        /s/ William Perkin
                                        ------------------------------
                                        William Perkin

                                        /s/ H. Whit Ehrler
                                        ------------------------------
                                        H. Whit Ehrler

                                        /s/ Christopher Kuhn
                                        ------------------------------
                                        Christopher Kuhn